Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTIONS

SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCTS AND NOTES

SUBSCRIPTION OF CMB PRODUCTS

The Group subscribed for (i) CMB Product No.1 in the principal amount of RMB700 million with CMB Wealth Management on May 30, 2022; (ii) CMB Product No.2 and CMB Product No.3 in the principal amount of RMB300 million and RMB500 million with CMB International Leasing on November 17, 2022 and February 10, 2023, respectively; and (iii) CMB Product No.4 in the principal amount of RMB500 million with CMB Wealth Management on March 15, 2023.

HONG KONG LISTING RULES IMPLICATIONS

As all the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of subscription of CMB Product No.1, CMB Product No.2 and CMB Product No.3 were below 5% whether on a standalone basis or an aggregate basis, the subscription of CMB Product No.1, CMB Product No.2 and CMB Product No.3 did not constitute discloseable transactions of the Company.

As (i) CMB Product No.1, CMB Product No.2, CMB Product No.3 and CMB Product No.4 were issued by subsidiaries of CMB and (ii) when subscribing for CMB Product No.4, CMB Product No.1, CMB Product No.2 and CMB Product No.3 remain outstanding, pursuant to Rule 14.22 of the Hong Kong Listing Rules, the transactions shall be aggregated.

Pursuant to the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) of the aggregated transaction amounts of the subscription of CMB Products exceeds 5% but all of the ratios are below 25%, such transactions constitute discloseable transactions of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Hong Kong Listing Rules.

BACKGROUND

The Group subscribed for (i) CMB Product No.1 in the principal amount of RMB700 million with CMB Wealth Management on May 30, 2022; (ii) CMB Product No.2 and CMB Product No.3 in the principal amount of RMB300 million and RMB500 million with CMB International Leasing on November 17, 2022 and February 10, 2023, respectively; and (iii) CMB Product No.4 in the principal amount of RMB500 million with CMB Wealth Management on March 15, 2023.

CMB PRODUCTS

The principal terms of the subscription of CMB Products are set out as follows:

	CMB Product No.1	CMB Product No.2	CMB Product No.3	CMB Product No.4

Product Name	CMB Wealth Management Zhaorui Jinshi Series No. 87002 Closed-end Wealth Management Plan (招銀理財招睿公司金石系列 87002 號封閉式理財計劃)	CMB Financial Leasing Corporation Limited 364 Days CNY Fixed Rate Notes	CMB Financial Leasing Corporation Limited 2-Year CNH Fixed Rate Notes	CMB Wealth Management Zhaorui Jinshi Series No. 86761 Closed-end Wealth Management Plan (招銀理財招睿公司金石系列 86761 號封閉式理財計劃)

Date of Subscription	May 30, 2022	November 17, 2022	February 10, 2023	March 15, 2023

Issuer	CMB Wealth Management	CMB International Leasing	CMB International Leasing	CMB Wealth Management

Subscriber	Lianjia Tianjin	Beike Cayman	Beike Cayman	Lianjia Tianjin

Subscription Amount	RMB700 million	RMB300 million	RMB500 million	RMB500 million

Term of product	549 days (June 1, 2022 to December 1, 2023)	364 days (November 25, 2022 to November 24, 2023)	728 days (February 17, 2023 to February 14, 2025)	1,097 days (March 16, 2023 to March 16, 2026)

Type of Investment Return	Non-principal guaranteed with floating return	Non-principal guaranteed with fixed return	Non-principal guaranteed with fixed return	Non-principal guaranteed with floating return

Risk level of product (internal risk assessment by the issuer)	Low/medium level risk	NA	NA	Low/medium level risk

	CMB Product No.1	CMB Product No.2	CMB Product No.3	CMB Product No.4

Annualized rate of return of product expected by the Company	3.45% - 3.85%	3.21%	3.50%	3.15% – 3.30%

Right of early termination or redemption	The Group has no right of early termination or redemption	The Group has no right of early termination or redemption	The Group has no right of early termination or redemption	The Group has no right of early termination or redemption

The subscription for CMB Products is financed with the self-owned funds of the Group.

REASONS FOR SUBSCRIPTION OF CMB PRODUCTS AND THEIR BENEFITS TO THE COMPANY

The Board believes that using temporary idle funds reasonably and effectively will enhance the capital gain of the Company, which is consistent with the core objectives of the Company to ensure capital safety and liquidity and meet the capital needs of the Group’s daily operations. The risk associated with subscription of CMB Products ranges from low to medium, while the Company can enjoy a relatively higher return from investments in CMB Products after comparing quotes from different issuers.

The Directors consider that the terms of subscription of CMB Products are fair and reasonable, on normal commercial terms or better, and are in the interests of the Company and its shareholders as a whole.

INFORMATION OF THE PARTIES INVOLVED

The Company is an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018. The Company is a leading integrated online and offline platform for housing transactions and services, and a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services.

Beike Cayman is a company incorporated in the Cayman Islands. It is a wholly-owned subsidiary of the Company and is mainly engaged in investment holding.

Lianjia Tianjin is a company incorporated in the PRC. It is a wholly-owned subsidiary of the Company and is mainly engaged in investment holding.

CMB International Leasing is a wholly-owned subsidiary of CMB and undertakes financial leasing function for CMB. CMB Wealth Management is a subsidiary of CMB and undertakes wealth management function for CMB.

To the best of Directors’ knowledge, information and belief after making all reasonable enquiries, each of CMB Wealth Management, CMB International Leasing and their respective ultimate beneficial owners are third parties independent of the Group and its connected persons.

HONG KONG LISTING RULES IMPLICATIONS

As all the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of subscription of CMB Product No.1, CMB Product No.2 and CMB Product No.3 were below 5% whether on a standalone basis or an aggregate basis, the subscription of CMB Product No.1, CMB Product No.2 and CMB Product No.3 did not constitute discloseable transactions of the Company.

As (i) CMB Product No.1, CMB Product No.2, CMB Product No.3 and CMB Product No.4 were issued by subsidiaries of CMB and (ii) when subscribing for CMB Product No.4, CMB Product No.1, CMB Product No.2 and CMB Product No.3 remain outstanding, pursuant to Rule 14.22 of the Hong Kong Listing Rules, the transactions shall be aggregated.

Pursuant to the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) of the aggregated transaction amounts of the subscription of CMB Products exceeds 5% but all of the ratios are below 25%, such transactions constitute discloseable transactions of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“Beike Cayman”	Beike Group (Cayman) Limited, a company incorporated in the Cayman Islands. It is a wholly-owned subsidiary of the Company and is mainly engaged in investment holding

“Board”	the board of Directors

“CMB”	China Merchants Bank Co., Ltd, a licensed bank in the PRC and a joint stock company incorporated in the PRC with limited liability. CMB is listed on the Stock Exchange with the stock code “03968” and the Shanghai Stock Exchange with the stock code “600036”

“CMB International Leasing”	CMB International Leasing Management Limited, a company incorporated under the laws of Hong Kong with limited liability. It is a wholly-owned subsidiary of CMB and undertakes financial leasing function for CMB

“CMB Product No.1”	CMB Wealth Management Zhaorui Jinshi Series No. 87002 Closed-end Wealth Management Plan (招銀理財招睿公司金石系列 87002 號封閉式理財計劃)

“CMB Product No.2”	CMB Financial Leasing Corporation Limited 364 Days CNY Fixed Rate Notes

“CMB Product No.3”	CMB Financial Leasing Corporation Limited 2-Year CNH Fixed Rate Notes

“CMB Product No.4”	CMB Wealth Management Zhaorui Jinshi Series No. 86761 Closed-end Wealth Management Plan (招銀理財招睿公司金石系列 86761 號封閉式理財計劃)

“CMB Products”	CMB Product No.1, CMB Product No.2, CMB Product No.3 and CMB Product No.4, collectively

“CMB Wealth Management”	CMB Wealth Management Company Limited, a company incorporated under the laws of the PRC with limited liability. It is a subsidiary of CMB and undertakes wealth management function for CMB

“Company”	KE Holdings Inc.

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“Lianjia Tianjin”	Lianjia Tianjin Enterprise Management Co., Ltd. (鏈家(天津)企業管理有限公司), a company incorporated in the PRC. It is a wholly-owned subsidiary of the Company and is mainly engaged in investment holding

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed thereto in the Hong Kong Listing Rules

“%”	per cent

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, March 15, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.